April 17, 2023

VIA EDGAR

David Edgar

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          Enfusion, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 10, 2023

Form 8-K Furnished on March 7, 2023

File No. 001-40949

Dear Mr. Edgar:

Enfusion, Inc. (“we,” “us” and “our”) hereby acknowledges receipt of the letter (the “Comment Letter”), dated April 14, 2023, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission.

The Comment Letter requests that we respond to the Staff’s comments within ten business days or advise the Staff when we will provide the Staff with our responses. As previously discussed, we respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the Comment Letter no later than May 12, 2023.

If you have any questions, please do not hesitate to call the undersigned at (312) 724-8981.

Sincerely,

/s/ Matthew R. Campobasso
Matthew R. Campobasso
General Counsel and Secretary

cc:	Brad Herring, Chief Financial Officer, Enfusion, Inc.